Eurasian Minerals Inc. NEWS RELEASE

     Eurasian Minerals Reports Drill Results of 13.3 Meters Averaging 3.54% Lead, 4.62%
Zinc, and 45.35 g/t Silver for the Balya Royalty Property in Turkey

Vancouver, British Columbia, July 23, 2013 (TSX Venture: EMX; NYSE MKT: EMXX) --Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce drill results from the Balya royalty property in Turkey. The owner and operator of Balya, Dedeman Madencilik San ve Tic. A.S. (“Dedeman”), reported intercepts that include 13.3 meters averaging 3.54% lead, 4.62% zinc, and 45.35 g/t silver from the Hastanetepe zone. In addition, a new zone of lead-zinc-silver mineralization was intersected by a reconnaissance drill hole 200 meters to the south of Hastanetepe. This 200 meter step-out intercept is particularly encouraging, and highlights the upside discovery potential for additional lead-zinc-silver zones on the property.

Balya Drill Results. Dedeman recently reported to EMX the assay results from eleven core holes totaling over 2,200 meters of drilling. These holes consisted of in-fill drilling of the Hastanetepe zone, which has been the focus of exploration to date, as well as successful step-outs that intersected lead-zinc-silver mineralization 200 meters to the south and 75 meters to the east-southeast. Hastanetepe is a moderately dipping, 750 by 350 meter zone that extends from depths of 10-20 meters to 200-300 meters as multiple stacked horizons of lead-zinc-silver mineralization hosted in limestone and dacite. Mineralization remains open for extension in multiple directions. Please see the table below and the attached map for a summary of Dedeman’s drill results.

Drill No	From (m)	To (m)	Interval (m)	Pb %	Zn %	Ag g/t	Comments
DB-36A	27.0	30.0	3.0	2.07	2.91	28.85	In-fill to southeast-central Hastanetepe.
	163.2	176.8	13.6	1.68	2.35	20.21
DB-36B	27.0	30.0	3.0	0.32	0.41	8.26	In-fill to southeast-central Hastanetepe.
DB-64	22.8	34.0	11.2	2.50	0.08	29.48	In-fill vertical drill hole to northwest. Multiple horizons of Pb-Zn-Ag from near surface to depth.
	85.4	98.7	13.3	3.54	4.62	45.35
including	91.5	92.5	1.0	54.02	27.30	232.00
	107.4	117.0	9.6	3.21	3.07	40.56
	138.0	146.0	8.0	3.01	1.08	39.80
DB-65	23.6	32.0	8.4	3.34	1.34	52.10	In-fill vertical drill hole to northwest. Multiple horizons of Pb-Zn-Ag from near surface to depth.
	68.9	75.0	6.1	1.92	1.08	14.95
	94.6	100.5	5.9	3.57	0.34	40.16
	152.3	157.5	5.2	10.82	0.82	94.63
	170.0	176.5	6.5	5.61	0.18	60.72
	213.0	214.5	1.5	25.30	1.07	294.00
DB-66	55.0	67.0	12.0	2.01	0.97	18.10	In-fill drill hole to northwest of Hastanetepe.
DB-87	167.0	168.2	1.2	25.50	27.60	852.00	In-fill drill hole to northeast of Hastanetepe.
DB-90	48.2	51.0	2.8	6.72	2.40	105.21	Vertical step-out 75 m southeast of Hastanetepe.
	208.5	216.0	7.5	3.55	1.10	48.60
DB-90A	34.0	40.5	6.5	1.76	1.30	29.56	Angled step-out 75 m southeast of Hastanetepe.
DB-91	12.0	13.0	1.0	16.90	9.20	305.00	Step-out 75 m southeast of Hastanetepe.
DB-92	272.0	273.0	1.0	0.81	1.22	22.10	Step-out 100 m south of Hastanetepe with weakly mineralized horizons at depth.
	278.0	279.0	1.0	0.44	0.88	11.10
DB-93	211.4	212.0	0.6	3.97	11.65	74.20	Step-out 200 m south of Hastanetepe with mineralized zone at depth.
	235.0	258.2	23.2	0.69	2.33	23.45

True widths estimated at 65-90% of reported intervals.

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Hole DB-93, the 200 meter step-out to the south, is particularly important in context of Dedeman’s earlier reconnaissance drilling 650 meters south of Hastanetepe (see Company news releases dated December 5 and May 21, 2008). All six of these earlier southern target area holes intersected mineralization, including 8.0 meters (198-206 m) averaging 7.77% lead, 3.47% zinc and 43.39 g/t silver in DB-29, and 7.0 meters (174.5 -181.5 m) averaging 4.17 % lead, 5.23% zinc and 65.04 g/t silver in DB-29A (true widths are unknown). Together DB-93 and the southern target holes highlight a previously unrecognized and undrilled mineralized corridor of the Balya district that provides substantial upside exploration potential.

Balya Overview. EMX retains an uncapped 4% net smelter royalty on the Balya property (see Company news release dated November 14, 2006), which is located in the historic Balya lead-zinc-silver mining district of northwestern Turkey. Since acquiring the property from EMX, Dedeman has conducted over 32,000 meters of diamond drilling and built a significant asset value for the property. Dedeman is a privately-held, leading Turkish mining company with active operations that produce lead, zinc, silver, and chrome ore.

The Balya property is covered by one exploitation license that was granted to Dedeman in 2012. Dedeman's subsequent development work included “sterilization” drilling in preparation for sinking a shaft at Hastanetepe. This drilling encountered a new extension of lead-zinc-silver mineralization. As a result, the location of the shaft and headframe was adjusted, and Dedeman has since refocused their efforts back on exploration to better understand the potential size and scope of the Balya project.

Comments on Sampling, Assaying, and QA/QC. Dedeman's drill samples were collected in accordance with industry standard best practices. The samples were submitted to ALS Chemex laboratories in Izmir, Turkey for sample preparation, and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for analysis. Silver and base metal analyses were determined by four acid digestion and ICP MS/AES techniques. Over limit analyses for lead (Pb > 20%) and zinc (Zn > 30%) are performed by volumetric titration techniques. Dedeman performs routine QA/QC analysis on their assay results, including the utilization of certified reference materials, blanks, and duplicate samples.

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world's most promising and underexplored mineral belts. Eurasian generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: Dave@EurasianMinerals.com	Email: Valerie@EurasianMinerals.com
Website: www.EurasianMinerals.com

The NYSE MKT, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

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Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the three-month period ended March 31, 2013 (the “MD&A”) and most recently filed Annual Information Form for the year ended period ended December 31, 2012 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Hastanetepe Zone
Eurasian Minerals
A Junior Company with a Major's Portfolio
July 2013
OPEN
DB65
DB66
DB64: 13.3m @ 3.54% Pb, 4.62% Zn, 45.35 g/t Ag including: 1.0m @ 15.55% Pb, 27.30% Zn , 232 g/t Ag
DB87: 1.2m@25.5%Pb, 27.6%Zn, 852 g/t Ag
OPEN
DB36_B
OPEN
DB36_A: 13.6m@1.68%Pb, 2.36%Zn, 20.21 g/t Ag
DB90: 7.5m@3.55%Pb, 1.11%Zn, 48.60 g/t Ag
DB90_A
DB91
DB92
OPEN
DB93: 23.2m @ 0.69%Pb, 2.33%Zn, 23.45 g/t Ag
N
Southern Target Area
DB-29: 8.0 m @ 7.77% Pb, 3.47% Zn, 43.39 g/t Ag
DB-29A: 7.0 m @ 4.17 % Pb, 5.23% Zn, 65.04 g/t Ag
300 meters
Recent Drill Collars
Previous Drill Collars
Shaft Location
Mineralized Zone

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com